SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/12/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,685,825

8. SHARED VOTING POWER
14,880

9. SOLE DISPOSITIVE POWER
1,700,705
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,700,705

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.61%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed Nov 5, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-CSRS filed on September 3,2009 there were 9,655,236 shares of common stock outstanding as of June 30, 2009. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,700,705 shares of FGI or 17.61% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing ON 1/19/10 the following shares of FGI were purchased:

Date:		        Shares:		Price:
01/20/10		5,536		13.8377
01/21/10		21,500		13.6944
01/26/10		300		13.2900
01/28/10		5,125		13.2500
01/28/10		1,875		13.2500
02/02/10		5,417		13.4239
02/02/10		1,983		13.4239
02/05/10		18,302		13.1224
02/05/10		6,698		13.1224
02/08/10		1,614		13.1200
02/08/10		590		13.1200
02/09/10		4,623		13.2068
02/10/10		24,000		13.1482
02/11/10		35,875		13.1830





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/22/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


E